Exhibit 99.2

PRESS RELEASE

ERYTECH Announces Immune Modulation Strategic Collaboration with SQZ Biotechnologies

Lyon (France) and Cambridge, MA (U.S.), 24 June 2019 – ERYTECH Pharma (ERYTECH) (Euronext Paris: ERYP – Nasdaq: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating drug substances inside red blood cells (RBCs), announced today that it has entered into an agreement with SQZ Biotechnologies (SQZ), a cell therapy company developing novel treatments in multiple therapeutic areas, to advance novel RBC-based therapeutics for immune modulation. Under the terms of the agreement, ERYTECH has granted to SQZ an exclusive worldwide license to develop antigen-specific immune modulating therapies employing RBC-based approaches. Combining SQZ’s proprietary and versatile cell engineering platform, Cell Squeeze®, with ERYTECH’s intellectual property related to RBC-based therapeutics is intended to allow for the rapid development of a broad pipeline of novel immunomodulatory products addressing multiple indications.

ERYTECH is eligible to receive up to $57 million in combined upfront and potential development, regulatory and commercial milestone payments for the first product successfully developed by SQZ under this agreement. ERYTECH will also be eligible to receive sales royalties, and up to a total of $50 million in commercial milestone payments related to each additional approved product or approved indication.

ERYTECH has been at the forefront of RBC-based therapeutic development since its inception, with its lead cancer metabolism product candidate, eryaspase, currently being evaluated in a pivotal Phase 3 trial for pancreatic cancer and a Phase 2 trial for triple negative breast cancer. The company has pursued the broad utility of its ERYCAPS® platform technology across multiple applications including onco-metabolism, rare metabolic disease, immune tolerance and cancer immunotherapy, resulting in a broad and robust intellectual property portfolio relating to RBC-based therapeutics. Capitalizing on the inherent biodistribution of RBCs into the liver and spleen, scientists at ERYTECH were the first to highlight the potential of antigen-loaded RBCs to modulate immune function by inducing protein-specific tolerance and generating antigen-specific immune response and subsequent tumor growth control in vivo1,2.

Based on its Cell Squeeze® platform, SQZ’s lead program leverages its unique cell engineering capabilities to create antigen presenting cells and generate antigen-specific solid tumor treatments. SQZ is also developing RBC-derived therapeutics to induce antigen-specific immune modulation for multiple disorders. SQZ’s immune tolerance programs include tolerizing antigen carriers (TACs) for type 1 diabetes, a program supported by the JDRF T1D Fund, as well as TACs engineered to treat patients with additional immune disorders.

“Both ERYTECH and SQZ have made great strides to date in engineering cells for immune modulation, and we are excited to combine these advances to potentially create new, more powerful treatment options for those suffering from devastating conditions,” said Armon Sharei, Ph.D., founder and CEO of SQZ Biotech. “The combination of SQZ’s cell engineering capabilities with ERYTECH’s pioneering work could create a new class of disease modifying, allogeneic immune therapies for patients.”

1.	Cremel et al., Int J Pharm 2015 Aug 1; 491(1-2): 69-77
2.	Banz et al., J Immunother 2012 Jun; 35(5): 409-417

“We are excited to enter into this strategic collaboration with the team at SQZ as we continue to focus on advancing our pipeline of candidates targeting cancer metabolism including our lead clinical stage program, eryaspase,” stated Gil Beyen, CEO of ERYTECH. “We look forward to working with SQZ to expand upon the foundation we have established in the field of immune modulation and ultimately realize the potential of immune-modulating RBC-based therapeutics in the clinic.”

About ERYTECH: www.erytech.com

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for cancer and orphan diseases. Leveraging its proprietary ERYCAPS platform, a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates to address markets with high unmet medical needs.

ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival. The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cell’s altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and Phase 2 clinical development for the treatment of triple-negative breast cancer. ERYTECH’s next product candidate erymethionase, which consists of methionine-gamma-lyase encapsulated in red blood cells to target methionine-dependent cancers, has demonstrated promising preclinical results and is in preparations to enter Phase 1 clinical development.

ERYTECH is also exploring the use of its ERYCAPS platform for developing cancer immunotherapies (ERYMMUNE) and enzyme therapies (ERYZYME).

ERYTECH produces product candidates at its GMP-approved manufacturing site in Lyon, France, and at the American Red Cross in Philadelphia, USA. A large-scale GMP manufacturing facility has recently opened for operations in Princeton, New Jersey, USA and will begin manufacturing later this year.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information

This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy, including as a result of its strategic collaboration with SQZ. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding the potential of ERYTECH’s product pipeline, its strategic collaboration with SQZ, its clinical development and regulatory plans for eryaspase, the timing of ERYTECH’s clinical studies and trials and announcements of data from those studies and trials, and the contents and timing of decisions by the FDA and EMA regarding ERYTECH’s product candidates. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2018 Document de Référence filed with the AMF on March 29, 2019 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2019 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.